SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-18F-1

            NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940



                               THE WESTPORT FUNDS


                            Exact Name of Registrant


                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Cincinnati and the State of Ohio on this twenty-third day of April, 1998.


                                                     THE WESTPORT FUNDS


                                                     By:/s/Mark J. Seger
                                                        Mark J. Seger
                                                        Assistant Treasurer



Attest:/s/Tina D. Hosking
           Tina D. Hosking
           Assistant Secretary